

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 16, 2007

Via Mail and Fax

Kay L. Toolson
Chief Executive Officer
Monaco Coach Corporation.
91320 Industrial Way
Coburg, OR 97408

> **RE:** **Monaco Coach Corporation**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended September 30, 2006**
> **Form 8-K: Filed February 2, 2006**
> **File Number: 001-14725**

Dear Mr. Toolson:

We have reviewed your correspondence dated February 2, 2007 and have the following comments. Our comments ask you to provide us with further information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated February 2, 2007

Refer to your response to our prior comment number 2 in regard to the following.

1. Please provide us with your evaluation of the equity investment at risk for each of the three dealers that exclusively sell your products and the number of dealers that derive more than 50% of their revenue from the sale of your products to support your conclusion under paragraph 5a of FIN 46(R) that none of these entities are subject to consolidation according to the provisions of FIN 46(R). As part of your analysis, tell us how you have considered the guidance in paragraph 10 of FIN 46(R).

2. Please further explain to us why paragraph 5b of FIN 46(R) is not impacted by the repurchase agreements. In this regard, it appears holders of the equity investment in the dealers do not have the obligation to absorb the expected losses. The investor or investors do not have that obligation if they are directly or indirectly protected from

the expected losses. Your obligation to repurchase your products appears to be protecting the equity investors from certain losses.

3. Please briefly explain to us how you have considered FIN 46(R) in relation to (1) all of your other dealers that are not referenced in the above comments and (2) all lending institutions that provide floor plan financing. Primarily, tell us – and explain to us with specificity the basis for your conclusions – whether any of the conditions in paragraph 4h exist. As part of your response, address how the dealers and lending institutions have structured their businesses (e.g., whether any of the dealers and lending institutions use subsidiaries that conduct business solely/primarily with you). If any of the 4h conditions exist, provide us an analysis that supports your remaining accounting under FIN 46(R).

4. We note in your accounting policy that revenue is recognized in compliance with SAB No. 104. We note from your response that you "have access" to the financial information for your dealers at the time credit is extended. We further note that "the dealer's credit worthiness is evaluated by various third party floor-plan lending institutions, and all losses related to lending are the responsibility of the dealer." However, a financial institution that receives repurchase protection from you has less incentive to establish stringent credit standards and these standards may not meet the GAAP requirement that collectibility is reasonably assured for revenue recognition. If collectibility is not reasonably assured to the lending institution, it may not be appropriate for you to recognize revenue. Please tell us if you are aware of the credit standards imposed by the individual financing institutions that provide financing to your dealers, and if so, explain to us with specificity these standards. Further, explain to us how you have determined that these standards meet the GAAP requirement that collectibility is reasonably assured. In addition, clarify for us the basis for your belief that losses related to lending are the responsibility of the dealer. If you repurchase your product upon default by the dealer, it appears the dealer would incur no losses or losses to a much lesser extent when compared to a situation where there is no repurchase agreement. Even if the repurchase agreement is between you and a financing institution, it provides a direct benefit to a dealer. A dealer is potentially avoiding losses by not being required in some circumstances to sell the product in its own due course.

Refer to your response to our prior comment number 22 in regard to the following.

5. Please explain to us the question regarding the accounting treatment of assets that was previously unresolved as referenced in your February 1, 2006 press release and additionally explain how you ultimately determined that it was appropriate to capitalize these assets.

6. Please provide us your evaluation of the "Franchise for the Future" program arrangement under EITF 01-8 and FAS 13, as referred to in your response. In this regard, additionally explain how you have determined that your arrangements are

within the scope of EITF 01-8. Your arrangements do not appear to be within the scope of EITF 01-8 primarily because your arrangements are marketing schemes, not fulfillment arrangements as contemplated by EITF 01-8. Since you have implied in your response that your arrangements are leases as a result of your application of EITF 01-8, clarify for us the full basis for your accounting. In this regard, additionally clarify whether your accounting for the fixed assets under the program would be different if lease accounting was not applicable.

Refer to your response to our prior comment number 23 in regard to the following.

7. Please provide us a copy of the agreement with MFS and confirm to us that you do not execute repurchase agreements in connection with purchases that are financed through MFS.

8. We note that increases in deferred revenues were generated from deferred earnings from MFS. Please describe to us these earnings and explain to us why it was necessary to defer these earnings.

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You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: P. Martin Daley, Chief Financial Officer